                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         -------------------------------

                                    FORM 11-K

                         -------------------------------


(Mark One)
    [ X ]           ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 1997

                                       OR

    [   ]         TRANSITION REPORT PURSUANT TO SECTION 15(d)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

            For the Transition Period from            to

                         COMMISSION FILE NUMBER 1-14634

                         -------------------------------

A. Full title of the plan and the address of the plan if different from that of the issuer named below:

                SANTA FE INVESTMENT SAVINGS & PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       Santa Fe International Corporation
                         Two Lincoln Centre, Suite 1100
                                5420 LBJ Freeway
                            Dallas, Texas 75240-2648

REQUIRED INFORMATION

The financial statements listed in the accompanying table of contents on page 4 are filed as part of this Form 11-K.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee for the Employee Benefit Plans of Santa Fe International Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                   SANTA FE INVESTMENT SAVINGS &
                                        PROFIT SHARING PLAN


                                   By: /s/ C. STEDMAN GARBER, JR.
                                      ------------------------------------------
                                           C. Stedman Garber, Jr.
                                      -------------------------------, Chairman
                                      of the Administrative Committee for
                                      the Employee Benefit Plans of Santa Fe
                                      International Corporation






Date: June 25, 1998

                SANTA FE INVESTMENT SAVINGS & PROFIT SHARING PLAN


                                TABLE OF CONTENTS

                                                                                                      Page
                                                                                                      ----
Report of Ernst & Young LLP, independent auditors ................................................      1

Financial statements

  Statements of net assets available for benefits, with
     fund information at December 31, 1997 and 1996 ...............................................     2

  Statements of changes in net assets available for benefits, with fund
     information for the years ended December 31, 1997 and 1996 ...................................     3

  Notes to financial statements ...................................................................     4

Consent of independent auditors ...................................................................  EXHIBIT 1


Additional information                                                                                 Schedule
  Line 27a - Schedule of assets held for investment
    purposes at December 31, 1997 .................................................................        A

  Line 27d - Schedule of reportable transactions for
    the year ended December 31, 1997 ..............................................................        B

All other schedules for which provision is made in the applicable regulations of the Employee Retirement Income Act of 1974 have been omitted as the schedules are not required under the related instructions, are inapplicable, or the information required thereby is set forth in the financial statements or notes thereto.

Report of Ernst & Young LLP, Independent Auditors


Administrative Committee
Santa Fe Investment Savings & Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Santa Fe Investment Savings & Profit Sharing Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                       ERNST & YOUNG LLP

May 1, 1998
Dallas, Texas

                SANTA FE INVESTMENT SAVINGS & PROFIT SHARING PLAN
     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                           December 31, 1997 and 1996



                                                                                  1997


                                               MONEY                                                              ASSET
                                               MARKET         SANTA FE          S&P 500           BOND           ALLOCATION
                                                FUND            STOCK            FUND             FUND             FUND
                                            ------------     ------------     ------------     ------------     ------------
ASSETS

INVESTMENTS AT FAIR VALUE                   $ 15,846,065     $  7,133,117     $ 22,336,249     $  2,631,599     $  3,144,009

CONTRIBUTIONS RECEIVABLE FROM:
    Santa Fe International Corporation            31,208           30,088           45,062            6,888            9,200
    Participants                                  57,306           60,584           86,943           12,737           17,661

INTERFUND RECEIVABLE (PAYABLE)                  (417,110)         199,352          192,801          (64,241)         238,676

LIABILITIES

ADMINISTRATIVE AND OTHER PAYABLES                 (1,319)        (269,989)          (1,485)            (897)            (596)
                                            ------------     ------------     ------------     ------------     ------------

NET ASSETS AVAILABLE FOR BENEFITS           $ 15,516,150     $  7,153,152     $ 22,659,570     $  2,586,086     $  3,408,950
                                            ============     ============     ============     ============     ============


                                                                             1997


                                                   MARKET        INTERNATIONAL       PROFIT
                                                  COMPLETION         EQUITY         SHARING
                                                     FUND             FUND             FUND             TOTAL
                                                 ------------     ------------     ------------     ------------
ASSETS

INVESTMENTS AT FAIR VALUE                        $  2,390,083     $  3,414,241     $ 11,253,560     $ 68,148,923

CONTRIBUTIONS RECEIVABLE FROM:
    Santa Fe International Corporation                  7,063           12,370             --            141,879
    Participants                                       14,977           19,966             --            270,174

INTERFUND RECEIVABLE (PAYABLE)                         48,371         (197,849)            --               --

LIABILITIES

ADMINISTRATIVE AND OTHER PAYABLES                        (568)            (572)         (12,051)        (287,477)
                                                 ------------     ------------     ------------     ------------

NET ASSETS AVAILABLE FOR BENEFITS                $  2,459,926     $  3,248,156     $ 11,241,509     $ 68,273,499
                                                 ============     ============     ============     ============





                                                                                      1996


                                                     MONEY                                                               ASSET
                                                     MARKET           SANTA FE        S&P 500            BOND          ALLOCATION
                                                      FUND             STOCK           FUND              FUND            FUND
                                                  ------------     ------------    ------------     ------------     ------------

ASSETS

INVESTMENTS AT FAIR VALUE                         $ 16,718,323     $          0    $ 21,121,418     $  5,107,470     $  2,159,743

CONTRIBUTIONS RECEIVABLE FROM:
    Santa Fe International Corporation                  36,420             --            47,284           12,382            5,949
    Participants                                        67,445             --            90,077           23,115           11,272

INTERFUND RECEIVABLE (PAYABLE)                         665,361             --          (384,435)        (251,526)          22,532

LIABILITIES

ADMINISTRATIVE AND OTHER PAYABLES                      (10,267)            --           (10,251)          (2,954)          (3,631)
                                                  ------------     ------------    ------------     ------------     ------------

NET ASSETS AVAILABLE FOR BENEFITS                 $ 17,477,282     $       --      $ 20,864,093     $  4,888,487     $  2,195,865
                                                  ============     ============    ============     ============     ============


                                                                                  1996


                                                         MARKET        INTERNATIONAL      PROFIT
                                                      COMPLETION         EQUITY           SHARING
                                                         FUND             FUND              FUND             TOTAL
                                                     ------------     ------------     ------------     ------------

ASSETS

INVESTMENTS AT FAIR VALUE                            $  2,540,167     $  2,424,575     $ 10,041,809     $ 60,113,505

CONTRIBUTIONS RECEIVABLE FROM:
    Santa Fe International Corporation                      8,575            9,835             --            120,445
    Participants                                           15,965           16,833             --            224,707

INTERFUND RECEIVABLE (PAYABLE)                            (72,159)          20,227             --               --

LIABILITIES

ADMINISTRATIVE AND OTHER PAYABLES                          (1,606)          (1,007)          (5,736)         (35,452)
                                                     ------------     ------------     ------------     ------------

NET ASSETS AVAILABLE FOR BENEFITS                    $  2,490,942     $  2,470,463     $ 10,036,073     $ 60,423,205
                                                     ============     ============     ============     ============



                             See accompanying notes.

                SANTA FE INVESTMENT SAVINGS & PROFIT SHARING PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                             WITH FUND INFORMATION
                           December 31, 1997 and 1996



                                                                                1997


                                               MONEY                                                                ASSET
                                               MARKET           SANTA FE         S&P 500           BOND          ALLOCATION
                                                FUND             STOCK            FUND             FUND             FUND
                                            ------------     ------------     ------------     ------------     ------------

CONTRIBUTIONS FROM:
    Santa Fe International Corporation      $    453,974     $    138,921     $    579,274     $    118,068     $    112,693
    Participants                                 812,493          299,628        1,106,218          231,777          225,769

NET INVESTMENT INCOME                            957,345         (479,170)       6,357,536          341,593          683,659

DISTRIBUTIONS IN CONNECTION WITH
    TERMINATIONS AND WITHDRAWALS              (2,219,012)         (70,279)      (2,899,188)        (543,981)        (216,917)

ADMINISTRATIVE EXPENSES                          (63,016)          (6,439)         (76,221)         (15,986)         (22,262)

INTERFUND TRANSFERS                           (1,902,916)       7,270,491       (3,272,142)      (2,433,872)         430,143
                                            ------------     ------------     ------------     ------------     ------------

    NET INCREASE (DECREASE) IN NET
    ASSETS AVAILABLE FOR BENEFITS             (1,961,132)       7,153,152        1,795,477       (2,302,401)       1,213,085

NET ASSETS AVAILABLE FOR BENEFITS
    AT BEGINNING OF YEAR                      17,477,282             --         20,864,093        4,888,487        2,195,865
                                            ------------     ------------     ------------     ------------     ------------

NET ASSETS AVAILABLE FOR BENEFITS
    AT END OF YEAR                          $ 15,516,150     $  7,153,152     $ 22,659,570     $  2,586,086     $  3,408,950
                                            ============     ============     ============     ============     ============

                                                                                1997

                                                  MARKET        INTERNATIONAL       PROFIT
                                                COMPLETION         EQUITY           SHARING
                                                   FUND             FUND             FUND             TOTAL
                                               ------------     ------------     ------------     ------------

CONTRIBUTIONS FROM:
    Santa Fe International Corporation         $    103,787     $    152,594     $       --       $  1,659,311
    Participants                                    194,727          285,811                         3,156,423

NET INVESTMENT INCOME                               541,228          217,711        2,176,422       10,796,324

DISTRIBUTIONS IN CONNECTION WITH
    TERMINATIONS AND WITHDRAWALS                   (199,852)        (438,088)        (910,627)      (7,497,944)

ADMINISTRATIVE EXPENSES                              (9,918)          (9,619)         (60,359)        (263,820)

INTERFUND TRANSFERS                                (660,988)         569,284             --               --
                                               ------------     ------------     ------------     ------------

    NET INCREASE (DECREASE) IN NET
    ASSETS AVAILABLE FOR BENEFITS                   (31,016)         777,693        1,205,436        7,850,294

NET ASSETS AVAILABLE FOR BENEFITS
    AT BEGINNING OF YEAR                          2,490,942        2,470,463       10,036,073       60,423,205
                                               ------------     ------------     ------------     ------------

NET ASSETS AVAILABLE FOR BENEFITS
    AT END OF YEAR                             $  2,459,926     $  3,248,156     $ 11,241,509     $ 68,273,499
                                               ============     ============     ============     ============


                                                                                1996

                                               MONEY                                                             ASSET
                                               MARKET          SANTA FE        S&P 500           BOND          ALLOCATION
                                                FUND            STOCK           FUND             FUND             FUND
                                            ------------     ------------    ------------     ------------     ------------


CONTRIBUTIONS FROM:
    Santa Fe International Corporation      $    513,221     $       --      $    582,518     $    178,508     $     77,948
    Participants                                 934,481             --         1,087,341          325,257          163,064

NET INVESTMENT INCOME                            849,367             --         4,073,510          139,349          310,077

DISTRIBUTIONS IN CONNECTION WITH
    TERMINATIONS AND WITHDRAWALS              (1,408,997)            --        (2,085,853)        (640,055)        (219,788)

ADMINISTRATIVE EXPENSES                          (70,310)            --           (83,118)         (24,265)         (16,966)

INTERFUND TRANSFERS                              303,961             --      $ (1,427,746)    $ (1,094,404)    $    349,006
                                            ------------     ------------    ------------     ------------     ------------

    NET INCREASE (DECREASE) IN NET
    ASSETS AVAILABLE FOR BENEFITS              1,121,723             --         2,146,652       (1,115,610)         663,341

NET ASSETS AVAILABLE FOR BENEFITS
    AT BEGINNING OF YEAR                      16,355,559             --        18,717,441        6,004,097        1,532,524
                                            ------------     ------------    ------------     ------------     ------------

NET ASSETS AVAILABLE FOR BENEFITS
    AT END OF YEAR                          $ 17,477,282     $       --      $ 20,864,093     $  4,888,487     $  2,195,865
                                            ============     ============    ============     ============     ============

                                                                           1996

                                                  MARKET        INTERNATIONAL       PROFIT
                                                COMPLETION         EQUITY           SHARING
                                                   FUND             FUND             FUND             TOTAL
                                                ------------     ------------     ------------     ------------


CONTRIBUTIONS FROM:
    Santa Fe International Corporation          $     73,275     $     96,508     $       --       $  1,521,978
    Participants                                     152,156          178,136             --          2,840,435

NET INVESTMENT INCOME                                328,713          297,293          892,779        6,891,088

DISTRIBUTIONS IN CONNECTION WITH
    TERMINATIONS AND WITHDRAWALS                    (228,056)        (179,099)        (712,129)      (5,473,977)

ADMINISTRATIVE EXPENSES                               (8,735)          (6,931)         (43,432)        (253,757)

INTERFUND TRANSFERS                                  963,686          905,497             --               --
                                                ------------     ------------     ------------     ------------

    NET INCREASE (DECREASE) IN NET
    ASSETS AVAILABLE FOR BENEFITS                  1,281,039        1,291,404          137,218        5,525,767

NET ASSETS AVAILABLE FOR BENEFITS
    AT BEGINNING OF YEAR                           1,209,903        1,179,059        9,898,855       54,897,438
                                                ------------     ------------     ------------     ------------

NET ASSETS AVAILABLE FOR BENEFITS
    AT END OF YEAR                              $  2,490,942     $  2,470,463     $ 10,036,073     $ 60,423,205
                                                ============     ============     ============     ============


                             See accompanying notes.

                SANTA FE INVESTMENT SAVINGS & PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1997


NOTE 1 - DESCRIPTION OF THE PLAN

General

      The Santa Fe Investment Savings & Profit Sharing Plan (the Plan), was established on April 1, 1986 as successor plan to the Profit Sharing and Retirement Plan For The Employees of the Santa Fe International Corporations (the Profit Sharing Plan), the Santa Fe Investment Savings Plan, and the Stock Bonus Plan for the Employees of the Santa Fe International Corporations. The Plan is offered primarily to employees of Santa Fe International Corporation (Santa Fe or the Company) and certain affiliated companies who are U.S. citizens.

      Although it has not expressed any intention to do so, the Company may, by election of its Board of Directors, terminate the Plan. In the event of such termination, the assets of the Plan shall be distributed to the participants in proportion to their respective interests therein.

      The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

Contributions

      An eligible employee may contribute either before-tax and/or after-tax an amount equal to but not less than 1% nor more than 15% of his monthly compensation and the Company must contribute an amount equal to 100% of the aggregate employee contributions, up to a maximum of 5% of the employee's monthly compensation, up to specified maximum amounts allowed by law.

Plan accounts

      A separate account (the Participant Account) is maintained for each participant in the Plan. The Participant Account includes each participant's individual contributions to the Plan and his proportionate share of Company contributions and the related investment earnings thereon. In addition, the Participant Account also includes, if applicable, each participant's interest in the other employee benefit plans of the Company previously merged into the Plan, except as noted below with respect to the Company's contributions to the Profit Sharing Plan.

      An additional separate account (the Company Account) is maintained for each participant in the Plan who was also a participant in the Profit Sharing Plan. The Company Account includes each participant's proportionate share of the Company's prior contributions to the Profit Sharing Plan and the related investment earnings thereon. In connection with the merger of the Profit Sharing Plan into the Plan, no further Company contributions will be made to a participant's Company Account. In the event a participant becomes eligible for retirement benefits under the Pension Plan for the Employees of the Santa Fe International Corporations (the Pension Plan), such benefits are initially funded through amounts in his or her Company Account and excess amounts, if any, are funded through the Pension Plan's net assets.

Vesting and distributions

      A participant's interest in his or her Participant and Company Account is fully vested. The participant has the right to withdraw all or a part of his or her interest in the Participant account, except that voluntary withdrawals of Company contributions are not permitted until two years have elapsed from the time such contributions are credited to the participant's account. In addition, contributions made on a pre-tax basis in connection with the 401(k) option generally cannot be withdrawn, except in the case of serious financial hardships. Withdrawal of earnings on investments made under the 401(k) option after December 31, 1988 is not permitted in any case.

      Upon termination of employment, distribution of a participant's vested interest in the Plan is made within 45 days after the end of the month in which a completed withdrawal application is submitted.

Plan administration

      Wachovia Bank of North Carolina is the Plan's trustee under a simple trust arrangement.

      The Plan allows participants to invest amounts in their Participant Account in the following common/collective trusts, mutual funds and Company ordinary shares: the Money Market Fund, the S&P 500 Fund, the Bond Fund, the Asset Allocation Fund, the Market Completion Fund, the International Equity Fund and, beginning in August, 1997, in ordinary shares of the Company (Santa Fe stock). The Money Market Fund is invested in investment grade fixed income securities with maturities of less than one year. The S&P 500 Fund is invested in common stock of the Standard & Poor's 500 stock index. The Bond Fund holds various corporate, agency and government bonds from a representative sample of the Shearson Lehman Government/Corporate Bond Index. The Asset Allocation Fund seeks to provide stable long-term growth by investing in a mix of stock and bond mutual funds and money market funds to outperform a static benchmark of 65% stocks as represented by the S&P 500, 30% bonds as measured through the Lehman Brothers Long Term Treasury Bond Index and 5% cash. The Market Completion Fund's goal is to match the performance of the Wilshire 4500 Index, a composite of U.S. publicly traded stocks of small and medium sized companies not represented in the S&P 500. The International Equity Fund holds carefully chosen assets of primarily non-U.S. companies that offer higher than average growth potential. As with any investment, there is some risk associated with the S&P 500, Bond, Asset Allocation, Market Completion, and International Equity Funds, as well as with Santa Fe stock, as the value of the investment will increase or decrease depending on the overall performance of the stock or bond market. The Profit Sharing Fund is not subject to participant elections and is invested separately by the Plan's Administrative Committee or its representatives.

      Administrative expenses that are specifically identified with a particular Fund are charged to that Fund. Other expenses, such as recordkeeping, accounting, audit, insurance and legal fees, are proportionately allocated among the Funds.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment valuation

      Investments in Santa Fe stock are valued at the closing price per share as listed on the New York Stock Exchange on the last business day of the year. Investments in mutual funds are valued on the basis of the closing sale price as of the last business day of the year or, in the absence of a recorded sale, the last available closing price. The fair value of investments in common/collective trusts are determined periodically by the respective trusts' custodian based upon the current market values of the underlying assets of the funds.

Net investment income

      Dividend income is accrued on the ex-dividend date and interest is recorded on the accrual basis. Net appreciation/(depreciation) in fair value of investments include both realized and unrealized gains and losses. Realized gains (losses) from security transactions are based on the average cost of the securities sold. Unrealized gains (losses) on investments are measured by the change in the difference between the market value and cost of the securities held at the beginning of the year and end of the year.


Income tax status

      The Internal Revenue Service has determined and informed the Company by a letter dated May 19, 1997, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Interfund transfers

      Interfund transfers and the related receivable (payable) primarily represent participant and/or Administrative Committee elections to change investment funds.

Use of Estimates

      The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

      Certain prior year amounts have been reclassified in the accompanying financial statements to conform to the current year presentation.


Note 3 - Investments

      The total fair value of the investments held by the Plan at December 31, 1997 is as follows:



                                                    Money        Santa Fe         S&P
                                                 Market Fund      Stock         500 Fund
                                                 -----------    -----------    -----------
Common/collective trusts                         $15,768,512    $     3,450    $22,336,249
Ordinary shares                                         --        7,124,200           --
Mutual funds                                            --             --             --
Interest receivable                                   77,553          5,467           --
                                                 -----------    -----------    -----------
Total assets held for investment                 $15,846,065    $ 7,133,117    $22,336,249
                                                 ===========    ===========    ===========

                                                            Asset         Market
                                                          Allocation    Completion
                                            Bond Fund       Fund           Fund
                                            ----------    ----------    ----------
Common/collective trusts                    $2,631,599    $3,144,009    $2,390,083
Ordinary shares                                   --            --            --
Mutual funds                                      --            --            --
Interest receivable                               --            --            --
                                            ----------    ----------    ----------
Total assets held for investment            $2,631,599    $3,144,009    $2,390,083
                                            ==========    ==========    ==========

                                           International  Profit Sharing
                                            Equity Fund       Fund           Total
                                            -----------    -----------    -----------
Common/collective trusts                    $     8,311    $10,163,724    $56,445,937
Ordinary shares                                    --             --        7,124,200
Mutual funds                                  3,405,930      1,089,836      4,495,766
Interest receivable                                --             --           83,020
                                            -----------    -----------    -----------
Total assets held for investment            $ 3,414,241    $11,253,560    $68,148,923
                                            ===========    ===========    ===========

The total fair value of the investments held by the Plan at December 31, 1996 is as follows:

                                               Money
                                            Market Fund    S&P 500 Fund    Bond Fund
                                            -----------    ------------   -----------
Common/collective trusts                    $16,693,295    $21,121,295    $ 5,107,419
Mutual funds                                       --             --             --
Interest receivable                              25,028            123             51
                                            -----------    -----------    -----------
Total assets held for investment            $16,718,323    $21,121,418    $ 5,107,470
                                            ===========    ===========    ===========

                                              Asset
                                            Allocation        Market     International
                                               Fund        Completion     Equity Fund
                                            -----------    -----------    -----------
Common/collective trusts                    $ 2,159,676    $ 2,540,088    $     6,903
Mutual funds                                       --             --        2,417,619
Interest receivable                                  67             79             53
                                            -----------    -----------    -----------
Total assets held for investment            $ 2,159,743    $ 2,540,167    $ 2,424,575
                                            ===========    ===========    ===========

                                                             Profit
                                                            Sharing
                                                              Fund           Total
                                                           -----------    -----------
Common/collective trusts                                   $ 9,616,370    $57,245,046
Mutual funds                                                   423,932      2,841,551
Interest receivable                                              1,507         26,908
                                                           -----------    -----------
Total assets held for investment                           $10,041,809    $60,113,505
                                                           ===========    ===========

      At December 31, 1997, the fair value of the following investments individually exceeded 5% of the Plan's net assets available for benefits:

      Mellon EB Stock Index Fund                                               $ 22,328,225
      Mellon Bank Temporary Investment Fund                                      15,762,960
      Mellon EB Asset Allocation Fund                                            13,293,265
      Santa Fe Stock                                                              7,124,200
      Europacific Growth Fund                                                     4,495,766

      At December 31, 1996, the fair value of the following investments individually exceeded 5% of the Plan's net assets available for benefits:

        Mellon EB Stock Index Fund                                              $ 24,052,220
        Mellon Bank Temporary Investment Fund                                     16,707,939
        Mellon EB MCM Bond Index Fund                                             11,456,895

      The Plan places its certificates of deposit and commercial paper investments with high credit quality financial institutions or corporations and by policy, limits the amounts of credit exposure to any one financial institution or corporation.

      Concentrations of risk with respect to investments in common/collective trusts, mutual funds and Santa Fe stock is limited due to the high quality of the investments underlying the funds and to the dispersion of the underlying investments across many different industries and companies.

Note 4 - Net investment income

      Net investment income (loss) for the year ended December 31, 1997 is as follows:

                                                                                                        Asset
                                               Money       Santa Fe       S&P 500         Bond       Allocation
                                            Market Fund     Stock           Fund          Fund           Fund
                                            -----------   ----------     ----------    ----------    ----------
Interest/dividend income                    $  957,345    $   10,781     $  398,653    $  278,630    $  110,330
Net appreciation/(depreciation)
  in fair value of investments                    --        (489,951)     5,958,883        62,963       573,329
                                            ----------    ----------     ----------    ----------    ----------
Net investment income                       $  957,345    $ (479,170)    $6,357,536    $  341,593    $  683,659
                                            ==========    ==========     ==========    ==========    ==========

                                             Market
                                            Completion    International   Profit Sharing
                                               Fund        Equity Fund        Fund           Total
                                            -----------    -----------     -----------    -----------
Interest/dividend income                    $    33,418    $   273,119     $   525,135    $ 2,587,411
Net appreciation/(depreciation)
  in fair value of investments                  507,810        (55,408)      1,651,287      8,208,913
                                            -----------    -----------     -----------    -----------
Net investment income                       $   541,228    $   217,711     $ 2,176,422    $10,796,324
                                            ===========    ===========     ===========    ===========

      Net investment income (loss) for the year ended December 31, 1996 is as follows:

                                              Money                                       Asset
                                              Market        S&P 500                     Allocation
                                               Fund           Fund       Bond Fund         Fund
                                            ----------     ----------    ----------     ----------
Interest/dividend income                    $  852,535     $  435,480    $  407,933     $   78,450
Net appreciation/(depreciation)
  in fair value of investments                  (3,168)     3,638,030      (268,584)       231,627
                                            ----------     ----------    ----------     ----------
Net investment income                       $  849,367     $4,073,510    $  139,349     $  310,077
                                            ==========     ==========    ==========     ==========

                                              Market                      Profit
                                            Completion   International    Sharing
                                               Fund       Equity Fund      Fund          Total
                                            ----------   -------------  ----------    ----------
Interest/dividend income                    $   28,331    $   97,942    $  544,656    $2,445,327
Net appreciation/(depreciation)
  in fair value of investments                 300,382       199,351       348,123     4,445,761
                                            ----------    ----------    ----------    ----------
Net investment income                       $  328,713    $  297,293    $  892,779    $6,891,088
                                            ==========    ==========    ==========    ==========

Note 5 - Services provided by the Company

      Certain administrative and record keeping services incurred by the Company are paid by the Plan, up to specified limits.

Note 6 - Reconciliation to amounts reported in Form 5500

      The following is a reconciliation of net assets available for benefits and distributions in connection with terminations and withdrawals per the financial statements to the Form 5500:



                                                                                 December 31,
                                                                          -----------------------------
                                                                              1997             1996
                                                                          ------------     ------------
Net assets available for benefits per the financial statements            $ 68,273,499     $ 60,423,205
Amounts allocated to withdrawing participants                                 (456,339)      (1,418,295)
                                                                          ------------     ------------
Net assets available for benefits per the Form 5500                       $ 67,817,160     $ 59,004,910
                                                                          ============     ============


                                                                                Year Ended
                                                                             December 31, 1997
                                                                             ------------------
Distributions in connection with terminations and withdrawals
  per the financial statements                                                      $ 7,497,944
Add:  Amounts allocated to withdrawing participants
  at December 31, 1997                                                                  456,339
Less:  Amounts allocated to withdrawing participants
  at December 31, 1996                                                               (1,418,295)
                                                                                    -----------
Benefits paid to participants per the Form 5500                                     $ 6,535,988
                                                                                    ===========

      Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

Note 7 - Year 2000 Issue (unaudited)

      The Plan Sponsor has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third party service providers have reasonable plans in place to become year 2000 compliant. The Plan Sponsor currently expects the project to be substantially complete by early 1999. The Plan Sponsor does not expect this project to have a significant effect on plan operations.

                             SUPPLEMENTAL SCHEDULES

                                                                      Schedule A



                SANTA FE INVESTMENT SAVINGS & PROFIT SHARING PLAN
           LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1997



                                                                           (c)
                                                                DESCRIPTION OF INVESTMENT
                                                                INCLUDING MATURITY DATE,
                                 (b)                               RATE OF INTEREST,                                    (e)
            IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR      COLLATERAL, APR, OR              (d)                 CURRENT
   (a)                        PARTY                                  MATURITY VALUE               COST                  VALUE
---------   ----------------------------------------------      -------------------------     ------------          ------------
   *        WACHOVIA BANK                                       SHORT-TERM INVESTMENT FUND    $     54,863          $     54,863
   *        SANTA FE INTERNATIONAL CORPORATION                  ORDINARY SHARES                  7,614,151             7,124,200
            MELLON BANK                                         TEMPORARY INVESTMENT FUND       15,762,960            15,762,960
            MELLON BANK                                         EB STOCK INDEX FUND             15,244,042            22,328,225
            MELLON BANK                                         BOND INDEX FUND                  2,555,174             2,622,470
            MELLON BANK                                         EB ASSET ALLOCATION FUND        10,958,390            13,293,265
            MELLON BANK                                         EB MARKET COMPLETION FUND        1,758,507             2,384,154
   *        WACHOVIA BANK                                       EUROPACIFIC GROWTH FUND          4,235,453             4,495,766
                                                                                              ------------          ------------
                                                                                              $ 58,183,540          $ 68,065,903
                                                                                              ============          ============

*  PARTY-IN-INTEREST

                SANTA FE INVESTMENT SAVINGS & PROFIT SHARING PLAN
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                          YEAR ENDED DECEMBER 31, 1997


                                                                                                              (h)
                                                                              (f)                       CURRENT VALUE
                    (a) (b)                                 (c) (d)         EXPENSES          (g)         OF ASSET ON        (i)
          IDENTITY OF PARTY INVOLVED AND                  PURCHASE OR     INCURRED WITH      COST OF      TRANSACTION     NET GAIN
              DESCRIPTION OF ASSET                       (SALE) PRICE      TRANSACTION        ASSET          DATE         OR (LOSS)
----------------------------------------------------    --------------    --------------   -----------   -------------   ----------
CATEGORY (i) - INDIVIDUAL TRANSACTIONS IN EXCESS OF
     5% OF PLAN ASSETS

Santa Fe Stock                                                4,881,172           5,796      4,886,968      4,881,172           --

Wachovia Bank Short Term Investment Fund                      4,887,197            --        4,887,197      4,887,197           --
                                                             (4,886,968)           --        4,886,968      4,886,968           --

Mellon Bank EB Stock Index Fund                              (3,140,768)           --        2,608,355      3,140,768        532,413

Mellon Bank Bond Index Fund                                  (6,178,501)           --        6,117,277      6,178,501         61,224

Mellon Bank EB Asset Allocation Fund                          8,699,644            --        8,699,644      8,699,644           --

CATEGORY (iii) - SERIES OF TRANSACTIONS IN EXCESS OF
     5% OF PLAN ASSETS

Santa Fe Stock                                                7,604,143          10,008      7,614,151      7,604,143           --

Wachovia Bank Short Term Investment Fund                     18,517,981            --       18,517,981     18,517,981           --
                                                            (18,836,378)           --       18,836,378     18,836,378           --

                SANTA FE INVESTMENT SAVINGS & PROFIT SHARING PLAN
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                          YEAR ENDED DECEMBER 31, 1997


                                                                                                             (h)
                                                                                   (f)                  CURRENT VALUE
                       (a) (b)                                   (c) (d)         EXPENSES       (g)      OF ASSET ON         (i)
              IDENTITY OF PARTY INVOLVED AND                   PURCHASE OR    INCURRED WITH   COST OF    TRANSACTION      NET GAIN
                 DESCRIPTION OF ASSET                         (SALE) PRICE     TRANSACTION     ASSET        DATE          OR (LOSS)
----------------------------------------------------         --------------   -------------  ---------     ---------      ----------
CATEGORY (iii) - SERIES OF TRANSACTIONS IN EXCESS OF
     5% OF PLAN ASSETS (CONTINUED)


Mellon Bank Temporary Investment Fund                           2,928,747           --       2,928,747     2,928,747            --
                                                               (3,873,726)          --       3,873,726     3,873,726            --


Mellon Bank EB Stock Index Fund                                   691,612           --         691,612       691,612            --
                                                               (8,568,367)          --       6,737,056     8,568,367      1,831,311


Mellon Bank Bond Index Fund                                     2,465,541           --       2,465,541     2,465,541            --
                                                              (11,277,175)          --      11,208,624    11,277,175         68,551


Mellon Bank EB Asset Allocation Fund                           10,215,198           --      10,215,198    10,215,198            --
                                                               (1,200,959)          --       1,069,633     1,200,959         131,326




Column (e) is not applicable.
There were no category (ii) or (iv) reportable transactions during the year ended December 31, 1997.

                                                                       EXHIBIT 1


               CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-7070) pertaining to the Santa Fe Investment Savings & Profit Sharing Plan of our report dated May 1, 1998, with respect to the financial statements and schedules of the Santa Fe Investment Savings & Profit Sharing Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1997.




                                                              Ernst & Young LLP

June 25, 1998
Dallas, Texas